UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: September 24, 2018	By:	/s/ Richie Haddock
Name: Richie Haddock
Title: Senior Vice-President and General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Recommended All-Share Merger

99.2	Cooperation Agreement

99.3	Voting and Support Agreement of John L. Thornton

99.4	Voting and Support Agreement of María Ignacia Benítez

99.5	Voting and Support Agreement of Gustavo A. Cisneros

99.6	Voting and Support Agreement of Graham G. Clow

99.7	Voting and Support Agreement of J. Michael Evans

99.8	Voting and Support Agreement of Brian L. Greenspun

99.9	Voting and Support Agreement of J. Brett Harvey

99.10	Voting and Support Agreement of Patricia A. Hatter

99.11	Voting and Support Agreement of Pablo Marcet

99.12	Voting and Support Agreement of Anthony Munk

99.13	Voting and Support Agreement of J. Robert S. Prichard

99.14	Voting and Support Agreement of Steven J. Shapiro

99.15	Voting and Support Agreement of Ernie L. Thrasher

99.16	Irrevocable Undertaking of Christopher Coleman

99.17	Irrevocable Undertaking of Mark Bristow

99.18	Irrevocable Undertaking of Graham Shuttleworth

99.19	Irrevocable Undertaking of Andrew Quinn

99.20	Irrevocable Undertaking of Safiatou Ba-N’Daw

99.21	Irrevocable Undertaking of Jamil Kassum

99.22	Irrevocable Undertaking of Olivia Kirtley

99.23	Irrevocable Undertaking of Jeanine Mabunda Lioko

99.24	Investor Presentation

99.25	Barrick and Randgold Combine to Create Industry-Leading Gold Investment Vehicle

99.26	Barrick Announces Agreement with Shandong Gold for Cross Shareholding of up to $300 Million

99.27	Material Change Report